As filed with the Securities and Exchange Commission on May 17, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CNET NETWORKS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	235 Second Street San Francisco, CA 94105	13-3696170
(State or other jurisdiction of incorporation or organization)	(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(I.R.S. Employer Identification No.)

Sharon Le Duy, Esq.

Senior Vice President, General Counsel

CNET Networks, Inc.

235 Second Street

San Francisco, California 94105

(415) 344-2513

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent For Service)

Copy to:

Ora T. Fisher, Esq.

Latham & Watkins LLP

135 Commonwealth Drive

Menlo Park, California 94025

(650) 328-4600

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee

0.75% Convertible Senior notes due 2024	$125,000,000	100%	$125,000,000	$15,838

Common Stock, par value $0.0001 per share	8,333,337 shares (2)	—	—	—

(1)	Equals the aggregate principal amount of the notes being registered. Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Represents the number of shares of common stock that are currently issuable upon conversion of the notes. Pursuant to Rule 416(a) under the Securities Act, this registration statement shall be deemed to cover any additional number of shares of common stock as may be issued from time to time upon conversion of the notes as a result of the antidilution provisions relating to the notes. No additional consideration will be received for the common stock, and therefore no registration fee is required pursuant to Rule 457(i).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is incomplete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 17, 2004

PROSPECTUS

$125,000,000

CNET Networks, Inc.

0.75% Convertible Senior Notes Due 2024

Shares of Common Stock Issuable Upon Conversion of the Notes

On April 27, 2004, we issued and sold $125,000,000 aggregate principal amount of our 0.75% convertible senior notes due 2024 in a private offering. This prospectus will be used by selling securityholders to resell the notes and common stock issuable upon conversion of the notes.

Interest on the notes is payable on April 15 and October 15 of each year, beginning on October 15, 2004.

The notes are convertible under certain circumstances by holders into shares of our common stock initially at a conversion rate of 66.6667 shares of common stock per $1,000 principal amount of notes (subject to adjustment in certain events). This is equivalent to a conversion price of approximately $15.00 per share. The notes are convertible under the following circumstances: (1) during any fiscal quarter commencing after September 30, 2004, if the closing sale price of our common stock exceeds 125% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) subject to certain exceptions, during the five business day period after any five consecutive trading day period in which the trading price of the notes for each day of such period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes; (3) if the credit rating on the notes falls below a specified level; (4) if the notes have been called for redemption; or (5) upon the occurrence of certain corporate events.

The notes will mature on April 15, 2024. We may redeem some or all of the notes at any time beginning April 21, 2009 at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding the date fixed for redemption. See “Description of Notes – Optional Redemption by CNET.”

Holders may require us to repurchase all or a portion of their notes on April 15, 2009, April 15, 2014 and April 15, 2019 or at any time prior to their maturity following a designated event, as defined herein, in each case at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to but excluding the date of repurchase.

The notes are our senior unsecured debt and rank equal in right of payment with all of our other existing and future senior unsecured debt and prior in right of payment to all of our subordinated debt. The notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

Our common stock is quoted on the Nasdaq National Market under the symbol “CNET”. On May 12, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $8.43 per share.

Investing in the notes and the shares of common stock issuable upon conversion of the notes involves risks. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004

As used in this prospectus, “CNET,” “company,” “we,” “our,” “ours” and “us” refer to CNET Networks, Inc. and our consolidated subsidiaries except where the context otherwise requires or as otherwise indicated.

CNET, ZDNet, TechRepublic, mySimon, GameSpot, CNET Channel, Channel Online, News.com, Download.com and Shopper.com are our trademarks. All other trademarks, service marks or trade names appearing in this prospectus or the documents incorporated by reference into this prospectus are the property of their respective owners.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The information contained in this prospectus is current only as of the date on the cover page of this prospectus, and may change after that date. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

i

PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” and our consolidated financial statements and the notes thereto and the other information we incorporate by reference into this prospectus, before making an investment decision.

CNET Networks, Inc.

CNET Networks, Inc. (CNET) is a leading global interactive media company. Known for our editorial expertise, we combine our award-winning content with the power of interactive technology to inform and connect buyers, users and sellers of personal technology, games and entertainment, and business technology. We have a strong online presence in the United States and in 15 countries internationally.

With an average of 76.5 million unique users per month during the first quarter of 2004, we have established a leadership position in the creation, management and monetization of interactive content. Our products and services provide a platform for advertisers to create brand awareness and sell products to our targeted audiences.

Our portfolio of online brands encompasses three distinct content categories: personal technology, games and entertainment, and business technology. The personal technology category is anchored by top brands such as CNET.com, Download.com and Shopper.com. The games and entertainment category primarily consists of the GameSpot and MP3.com brands. MP3.com was added to our portfolio in late 2003. Brands such as ZDNet, TechRepublic, News.com and Builder.com are components of the business technology category.

We use our unbiased editorial, technical and programming expertise and our product database to provide new product information, product reviews, pricing and availability to help individuals and businesses make informed buying decisions across each of these content categories. We believe our content environments provide a highly relevant and targeted platform for marketers to reach consumers.

We have built scalable technology platforms that support our online properties in the U.S. across each of our content categories. The delivery of our Internet sites relies on sophisticated systems to deliver search results, content and advertising, enable commerce and create data collection and registration systems.

In addition to our Internet operations, we also have publishing operations. Our Computer Shopper magazine has a total average paid circulation of more than 500,000 copies per month and a total readership of more than three million per month. We also publish technology and game oriented publications in Australia, China, France, Korea, Singapore and the United Kingdom with an aggregate monthly circulation of more than 400,000 copies.

Through our CNET Channel business, we license our extensive product database to U.S. and European online computer retailers, resellers, wholesale distributors and e-commerce companies. CNET Channel also operates ChannelOnline, an Internet browser-based application for Value Added Resellers (VARs) that streamlines transactions through a centralized product procurement marketplace using our standardized product data.

We earn revenues from:

•	Marketing Services: sales of advertisements on our Internet network through impression-based advertising (fees earned from the number of times an advertisement is viewed by users of our websites) or activity-based advertising (fees earned when our users click on an advertisement or text link to visit the websites of our merchant partners, or download a software application or a whitepaper).

•	Licensing, Fees and Users: licensing our product database and online content, subscriptions to our online services and other paid services.

•	Publishing: sales of advertisements in our print publications, subscriptions and newsstand sales of publications and custom publishing services.

CNET Networks, Inc. was incorporated in the state of Delaware in December 1992. Our principal executive offices are located at 235 Second Street, San Francisco, California 94105. Our phone number is (415) 344-2000.

Recent Developments

On May 6, 2004, we called for redemption all $113.7 million aggregate outstanding principal amount of our 5% convertible subordinated notes due 2006. The redemption date will be June 7, 2004. The redemption price will be 101.429% of the aggregate principal amount of such notes, plus accrued and unpaid interest to the redemption date.

The Offering

Issuer	CNET Networks, Inc.

Securities Offered	$125,000,000 principal amount of 0.75% Convertible Senior Notes due 2024 and up to 8,333,337 shares of our common stock, par value $0.0001 per share, issuable upon conversion of the notes, subject to adjustment.

Maturity Date	April 15, 2024.

Interest	0.75% per annum on the principal amount, payable semi-annually in arrears in cash on April 15 and October 15 of each year, beginning October 15, 2004.

Ranking	The notes are our senior unsecured debt and rank equal in right of payment with all of our other existing and future senior unsecured debt and prior in right of payment to all of our subordinated debt. The notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

Conversion	You may convert the notes into shares of our common stock at a conversion rate of 66.6667 shares per $1,000 principal amount of notes, representing a conversion price of approximately $15.00 per share, subject to adjustment, prior to the close of business on the final maturity date, only under the following circumstances:

•      during any fiscal quarter commencing after September 30, 2004, if the closing sale price of our common stock exceeds 125% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; or

•      during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price of the notes for each day of such period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes; provided that you may not convert your notes in reliance on this provision after April 15, 2019 if on any day during such measurement period the closing sale price of our common stock was between 100% and 120% of the then current conversion price of the notes; or

•      during any period in which the notes are rated CCC- or lower by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors (“S&P”), although we will have no obligation to rate the notes; or

• if the notes have been called for redemption; or

• upon the occurrence of specified corporate events described under “Description of Notes-Conversion of Notes-Conversion Upon Specified Corporate Transactions.”

Redemption of the Notes at Our Option
Beginning April 21, 2009, we may redeem for cash all or any portion of the notes, upon not less than 30 nor more than 60 days notice by mail to holders of the notes. We will pay a redemption price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest to, but excluding, the redemption date. For more information about redemption of the notes at our option, see “Description of Notes—Optional Redemption by CNET.”

Repurchase at the Option of the Holder
You may require us to repurchase the notes for cash on April 15, 2009, April 15, 2014 and April 15, 2019 at a repurchase price equal to 100% of their principal amount of the notes to be repurchased plus any accrued and unpaid interest to, but excluding, the repurchase date. See “Description of Notes—Repurchase at Option of the Holder.”

Designated Event	If a designated event (as described under “Description of Notes— Repurchase at Option of the Holder Upon a Designated Event”) occurs prior to maturity, you may require us to repurchase all or part of your notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date.

Use of Proceeds	The selling securityholders will receive all of the proceeds from the sale under this prospectus of notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales.

Nasdaq National Market Symbol for our Common Stock	CNET

Risk Factors

You should carefully consider all of the information contained or incorporated by reference in this offering memorandum prior to investing in the notes. In particular, we urge you to carefully consider the information set forth under “Risk Factors” beginning on page 6 for a discussion of risks and uncertainties relating to us, our subsidiaries, our business and an investment in the notes.

Summary Consolidated Financial Data

The following consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 were derived from our audited consolidated financial statements incorporated by reference in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2003 and 2004 and the consolidated balance sheet data as of March 31, 2004 were derived from our unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus. The financial data as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 in our opinion reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Operating results for the three months ended March 31, 2004 are not necessarily indicative of results to be expected for the full year. The summary consolidated financial data in the following table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes and the other financial information included elsewhere or incorporated by reference in this prospectus.

	Year Ended Dec. 31,			Three Months Ended March. 31,
	2001(1)	2002	2003	2003	2004
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Total revenues	$285,805	$236,957	$246,240	$56,588	$63,397
Total operating expenses(2) (3)	2,152,930	618,271	267,056	71,180	69,058
Operating loss	(1,867,125)	(381,314)	(20,816)	(14,592)	(5,661)
Total non-operating income (expense)(4) (5)	(191,370)	436	(4,814)	(1,091)	8,668
Net income (loss)	(1,989,488)	(360,585)	(26,290)	(15,829)	2,928
Basic net income (loss) per share	$(14.52)	$(2.60)	$(0.19)	$(0.11)	$0.02
Diluted net income (loss) per share	$(14.52)	$(2.60)	$(0.19)	$(0.11)	$0.02
Shares used in basic per share calculation	137,062,987	138,850,094	140,234,438	139,256,081	142,627,445
Shares used in diluted per share calculation	137,062,987	138,850,094	140,234,438	139,256,081	150,074,641

As of March 31, 2004
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$77,925
Total marketable debt securities	51,646
Working capital	87,313
Total assets	359,884
Total debt	118,111
Stockholders’ equity	$178,771

(1)	On July 1, 2001, we acquired TechRepublic, Inc. On March 19, 2004, we acquired EDventure Forum, Ltd. and EDventure Holdings, Inc. No financial data or operating information related to these acquired companies is included in the Summary Consolidated Financial Data prior to the dates of acquisition.

(2)

Operating expenses include amortization of intangible assets of $34.7 million and $6.3 million for the years ended December 31, 2002 and 2003, respectively. For the three months ended March 31, 2003 and 2004, operating expenses include amortization of intangible assets of $1.6 million and $0.9 million, respectively. Operating expenses include amortization of goodwill and intangible assets of $678.6 million for the year ended December 31, 2001. As part of the transition provisions of SFAS 142, we reviewed for impairment all previously recognized intangible assets that have been determined to have indefinite useful lives. The results of our annual impairment test, as of August 31, 2002, indicated that an impairment charge of $238.8 million for goodwill and $40.5 million for intangible assets of our U.S. Media reporting unit needed to be recorded. Additionally, a loss on the disposal of fixed assets of $11.2 million was recorded in 2002. Also in 2002 and 2003, a total of $12.4 million and $9.8 million, respectively, was included in operating expenses representing costs to realign our business.

(3)	In 2001, we took a charge of $1.1 billion to adjust the carrying value of our goodwill to fair value. Also included in operating expenses in 2001 was a charge of $21.3 million related to the consolidation of our office space, which resulted in the abandonment of several leased facilities, as well as $21.7 million in other costs incurred to integrate the operations of ZDNet into our operations.

(4)	During 2001 and 2002, we incurred impairment losses of $26.9 million and $0.2 million, respectively, on marketable equity securities and $148.4 million and $15.4 million, respectively, on privately held investments, for which other-than-temporary declines in value were deemed to have occurred. During the three months ended March 31, 2004 we recorded a gain of $8.0 million from sales of investments in privately held companies.

(5)	On August 31, 2001, NBC acquired the NBCi shares owned by us, and as a result, the maturity date for our NBCi Trust Automatic Common Exchange Securities (TRACES) obligation accelerated. In conjunction with this accelerated repayment, we recorded a loss of $10.6 million, consisting of a $9.0 million accelerated interest payment and a write-off of $1.6 million of capitalized debt issuance costs. In 2002, we repurchased $59.2 million principal amount of our 5% convertible subordinated notes due 2006 for $36.7 million, resulting in a gain of $21.6 million, net of the write-off of related capitalized debt issuance costs of $0.9 million.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in the documents incorporated by reference into this prospectus.

Risks Related to Our Business

There can be no assurances that our revenues will grow in 2004 or that they will not decrease.

There can be no assurance that our revenues will grow in 2004 or that they will not decrease. Some of the factors that might impede our revenue growth in the future include:

•	weakness in corporate and consumer spending for technology, resulting in a decrease in technology marketing, which is the primary source of our revenues;

•	our failure to attract new marketing customers, especially in the area of consumer electronics or areas outside of technology, due to competition from other media outlets, dissatisfaction with our services, reduced advertising budgets or the failure of customers to embrace the Internet as an advertising vehicle;

•	the loss of marketing customers or a reduction in spending by marketing customers due to dissatisfaction with our services or decreases in our customers’ advertising budgets;

•	loss of advertising and other marketing opportunities to competitors, especially as other media companies increase their offerings of information and shopping services in the fields of personal technology, games and entertainment, and business technology;

•	inability to attract advertisers for our newer websites, such as those focused on music and consumer electronics;

•	a loss of revenues from our publishing operations, especially from our custom publishing service in which we produce a customized publication for a single advertiser;

•	a decline in general economic conditions;

•	disruption of our operations due to technical difficulties, system downtime, Internet brownouts or denial of service or other similar attacks; and

•	disruption to our operations, employees, partners, customers and facilities caused by international or domestic terrorist attacks or armed conflict.

Any failure to grow our revenues in 2004 as anticipated could materially adversely affect our business, operating results and financial condition.

We have generated significant losses since inception and cannot assure you that we will report positive net income in the future. If our revenues do not increase, we may not be able to adjust spending in a timely manner to achieve net income.

We have generated operating losses in seven of the past eight years and in the three months ended March 31, 2004, and have generated net losses in six of the past eight years. For the year ended December 31, 2003, we recognized a net loss of $26.3 million and we had an accumulated deficit of $2.5 billion at December 31, 2003. Although we recognized net income of $2.9 million for the three months ended March 31, 2004, approximately $6.2 million of that net income can be attributed to the effect of certain unusual items, the recurrence of which is unlikely. Additionally, for the three months ended March 31, 2004 we had an operating loss of $5.7 million and an accumulated deficit of $2.5 billion at March 31, 2004.

One of the factors contributing to our losses in the past two years was our inability to decrease expenses in a timely manner to offset revenue shortfalls. Also contributing to our losses were costs associated with expense reduction measures, such as severance costs, abandoned real estate expenses, asset impairment charges and contract termination costs. If we experience future shortfalls in our revenues, we may again be unable to adjust spending in a timely manner to avoid an increase in operating losses and net losses, and we may incur costs associated with reducing our expenses, such as severance costs. Any significant shortfall in revenues in relation to planned expenditures could materially adversely affect our business, operating results and financial condition.

Competition is intense and our failure to compete successfully could adversely affect our prospects and financial results.

The market for Internet content and services is intensely competitive and rapidly evolving. It is not difficult to enter this market, and current and new competitors, including traditional media companies, can launch new Internet sites rapidly.

We compete for advertisers, users and business partners with numerous companies offering information and content in our primary areas of focus, personal technology, games and entertainment, and business technology. Our competitors generally fall into the following categories:

•	traditional offline media outlets, such as television, radio and print, each of which has numerous content providers offering content in our areas of focus;

•	Internet sites, including large general purpose portals, some of whom have sought to expand their content offerings into our areas of focus such as personal technology and games, as well as niche sites focused on the same vertical markets that we focus on;

•	online comparison shopping services, including those operated by the large general purpose portals and those dedicated to comparison shopping, many of which have sought to expand the reviews and information offerings on their websites;

•	online retail and auction companies offering goods and services similar to those that can be obtained through our websites; and

•	search engines, which attract users looking for goods and services similar to those offered on our websites, as well as marketing expenditures by companies trying to reach those users.

We cannot assure you that we will compete successfully with current or future competitors. Moreover, increased competition could result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our future revenues and results of operations. If we do not compete successfully for new users and advertisers, our business, operating results and financial condition may be materially and adversely affected.

If we engage in further workforce reductions, we will incur severance and similar costs that could cause our operating results to be lower than forecast in the quarter in which those activities occur.

In 2002 and 2003, we undertook to simplify and streamline our businesses through workforce reductions and business closures that resulted in integration, realignment and severance costs of approximately $12.4 million in 2002 and $9.8 million in 2003. If we reduce our workforce or business operations further or take other steps to simplify our business and reduce our operating costs, we could experience additional restructuring and severance costs in amounts that could be material. These costs could cause our operating results for the quarter in which the actions occur to be lower than our forecasted results.

Acceptance of our content and services may not continue, which could adversely affect our profitability.

Our future success depends upon our ability to deliver original and compelling content and services that attract and retain users. Our ability to successfully develop and produce content and services is subject to numerous uncertainties, including our ability to:

•	anticipate and successfully respond to rapidly changing consumer tastes and preferences;

•	fund new program development;

•	attract and retain qualified editors, producers, writers, and technical personnel; and

•	successfully anticipate and respond to the increased acceptance of methods other than personal computers to access the Internet.

During 2004, we intend to expand our content offerings into the area of music, an area in which we have limited experience. We may expand into other new areas where we have limited or no experience. We cannot assure you that our content and services will be attractive to a sufficient number of users to generate revenues consistent with our estimates or sufficient to sustain operations. In addition, we cannot assure you that we will develop any new content or services in a timely or cost-effective manner. If we are unable to develop content and services that allow us to attract, retain and expand a loyal user base that is attractive to advertisers and sellers of technology products, we will be unable to generate revenues.

Our paid services may not continue to achieve acceptance in the marketplace, which could adversely affect our prospects and financial results.

We have started to charge users to access certain content and services that have previously been free. GameSpot Complete is one recent example where we charge subscribers a fee to access portions of the GameSpot Internet site. Another example is Upload Paid Services, in which developers of software must pay a fee to list their products on our Download.com site. We cannot offer any assurances that users will continue to pay for content services that have previously been free. In addition, we may not be able to grow our revenues from users successfully if we cannot create new products and services that our users will be willing to pay us a fee to receive. Our inability to maintain or grow our paid offerings may adversely affect our business, operating results and financial condition.

We depend on arrangements with third parties for Internet traffic to our websites and our failure to develop and maintain relationships with third parties could adversely affect our business, operating results and financial condition.

We rely on the cooperation of owners and operators of other Internet sites with whom we have syndication and other arrangements to generate traffic for our Internet sites. Our ability to maintain these relationships will continue to be critical to the success of our Internet operations. If we are unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or if our competitors are better able to capitalize on these relationships, our business, operating results and financial condition could be materially and adversely affected.

Most of our revenues are derived from short-term contracts.

Our revenues are derived in large part from the sale of advertising and other fees, such as activity-based fees, from sellers of personal and business technology products on the Internet. We expect that we will continue to derive a significant portion of our revenues from these services. Most of our advertising contracts are subject to termination by the customer at any time on thirty-days prior written notice. Advertisers who have longer-term contracts may fail to honor their existing contracts or fail to renew their contracts.

A significant percentage of our revenues are derived from activity-based fees generated from our commerce Internet sites. If we are unable to attract qualified users for which merchants are willing to pay us activity-based fees, our business, operating results and financial condition could be adversely affected.

We earn fees when users visit the websites of our merchant partners to view products that are listed on our commerce Internet sites. There are currently many other businesses that offer similar services. It is very easy for new businesses to begin operations in this space. In addition, users may prefer to contact merchants directly rather than return to our commerce Internet sites to make future purchases. If we are unable to continue to attract users to our shopping services or to maintain the fees we charge merchants for sending users to their sites, then our business, operating results and financial condition may be adversely affected. Most of our agreements with merchants under which activity-based fees are earned are terminable by either party on ten to thirty days notice.

We depend on, and receive, a significant percentage of our revenues from, a relatively small number of advertisers.

A relatively small number of advertisers contribute a significant percentage of our revenue. Our top one hundred advertisers contributed approximately 78% of our U.S. revenues in 2003. These advertising clients may not continue to use our services to the same extent, or at all, in the future. A significant reduction in advertising by one or more of our largest advertisers could have a material adverse effect on our business, operating results and financial condition.

Our advertising and other operating revenues may be subject to fluctuations, which could have a material adverse effect on our business, operating results and financial condition.

We believe that marketing spending on the Internet, as in traditional media, fluctuates significantly with economic cycles and during any calendar year, with spending being weighted towards the end of the year reflecting trends in the retail industry. Marketing expenditures account for a majority of our revenues. Fluctuations in marketing expenditures generally, or with respect to Internet-based marketing specifically, could therefore have a material adverse effect on our business, financial condition or operating results.

An inability to attract and retain key personnel could adversely affect our operations.

Our success depends to a large extent on the continued services of our senior management team. Our success also depends on our ability to identify, attract, retain and motivate other highly skilled officers, key employees and personnel in a competitive job environment. We do not have employment agreements with any of our executive officers and do not maintain “key person” life insurance policies on any of our officers or other employees.

We have limited protection of our intellectual property and could be subject to infringement claims that may result in costly litigation, the payment of damages or the need to revise the way we conduct our business.

Trademarks, copyrights and other proprietary rights are important to our success and competitive position. We seek protection of our editorial content, logos, brands, domain names and software relating to our websites and publications, but our actions may be inadequate to protect our trademarks, copyrights and other proprietary rights or to prevent others from claiming violations of their trademarks and other proprietary rights. In seeking to protect our trademarks, copyrights and other proprietary rights, or defending ourselves against claims of infringement brought by others, with or without merit, we could face costly litigation and the diversion of our management’s attention and resources.

In addition, we have on occasion in the past been approached by holders of patents alleging that our services infringe on these patents. Many companies that offer services similar to ours have been approached and, in some cases, sued by other patent holders alleging patent infringement. We could be required to enter into costly royalty arrangements with the holders of these patents or to revise our services to ensure non-infringement or to avoid litigation. If we are unsuccessful in avoiding litigation, we would incur significant expenses and could be subject to damage awards, including damages for past infringement and royalties for future use of the patented method or technology.

Any royalty payment, litigation expenses or damages award could have a material adverse effect on our business, operating results and financial condition.

We may have difficulties with our acquisitions and investments, which could adversely affect our business, operating results and financial condition.

We intend to pursue new business opportunities and ventures, including acquisitions, in a broad range of areas. Any decision by us to pursue a significant business expansion or new business opportunity would be accompanied by risks, including, among others:

•	investment of a substantial amount of capital, which could have a material adverse effect on our operating results and financial condition and our ability to implement our existing business strategy;

•	issuance of additional equity interests, which would be dilutive to current stockholders;

•	additional burdens on our management personnel and financial and operational systems;

•	difficulty assimilating the operations, technology and personnel of the combined companies;

•	potential disruption of our ongoing business;

•	possible inability to retain key technical and managerial personnel;

•	additional expenses associated with amortization of purchased intangible assets;

•	additional operating losses and expenses associated with the activities and expansion of acquired businesses;

•	possible impairment of relationships with existing employees and advertising customers; and

•	potential undisclosed liabilities associated with acquired businesses.

We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with any transaction intended to expand our business or that any such transaction will be profitable.

There are a number of risks associated with international operations that could adversely affect our business.

We have wholly-owned operations in Australia, France, Germany, Japan, Singapore and the United Kingdom. In addition, we have an international presence through joint ventures in China and Korea. We also have license arrangements in various other countries throughout the world.

There are certain risks inherent in doing business in international markets, such as the following:

•	weak economic conditions in foreign markets, especially in the technology sector;

•	uncertainty of product acceptance by different cultures;

•	unforeseen changes in regulatory requirements;

•	difficulties in staffing and managing multinational operations;

•	currency exchange-rate fluctuations;

•	difficulties in finding appropriate foreign licensees or joint venture partners; and

•	potential adverse tax consequences.

Any of the above could have a material adverse effect on our profits and liquidity. There is a risk that such factors will have an adverse effect on our ability to successfully operate internationally and on our business, operating results and financial condition.

Changes in regulations could adversely affect the way that we operate.

It is possible that new laws and regulations in the U.S. and elsewhere will be adopted covering issues affecting our business, including:

•	privacy;

•	copyrights, trademarks and domain names;

•	obscene or indecent communications;

•	pricing, characteristics and quality of Internet products and services;

•	the ability of children to access our services; and

•	taxation of Internet usage and transactions.

Increased government regulation, or the application of existing laws to online activities, could:

•	decrease the growth of the Internet;

•	reduce our revenues;

•	increase our operating expenses; and

•	expose us to significant liabilities.

Any of these occurrences could have a material adverse effect on our profits and liquidity. We cannot be sure what effect any future material noncompliance by us with these laws and regulations or any material changes in these laws and regulations could have on our business, operating results and financial condition.

There has been a recent increase in the granting and attempted enforcement of business process patents that cover practices that may be widely employed in the Internet industry. If we are found to violate any such patent, and we are unable to enter into a license agreement on reasonable terms, our ability to offer services could be materially and adversely affected. We cannot assure you that third parties or users will not bring claims against us relating to proprietary rights or use of personal information. We do not have insurance for patent infringement.

We may be subject to system disruptions, which could adversely affect our revenues.

Our ability to attract and maintain relationships with users, advertisers, merchants and strategic partners will depend on the satisfactory performance, reliability and availability of our Internet sites and network infrastructure. Our Internet advertising revenues relate directly to the number of advertisements and other marketing opportunities delivered to our users. System interruptions or delays that result in the unavailability of Internet sites or slower response times for users would reduce the number of impressions delivered and thereby reduce the number of sales leads and reduce the attractiveness of our Internet sites to users, strategic partners and advertisers. On two occasions in 2002, we were obligated to suspend operation of significant portions of our websites as a result of moving our data centers. In 2003, we suffered service disruptions on several occasions due to equipment failure. We will continue to suffer future interruptions from time to time whether due to natural disasters, telecommunications failures, power failures, other system failures, maintenance, viruses, hacking or other events. System interruptions or slower response times could have a material adverse effect on our revenues and financial condition. Our insurance policies provide only limited coverage for service interruptions and may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems. Further, we do not have multiple site capacity for all of our services in the event of any such occurrence.

Our networks may be vulnerable to unauthorized persons accessing our systems, which could disrupt our operations and result in the theft of our proprietary information.

A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions or malfunctions in our Internet operations. We may be required to expend significant capital and resources to protect against the threat of security breaches or to alleviate problems caused by breaches in security. For example, so-called “spiders” have been and can be used in efforts to copy our databases, including our database of technology products and prices.

Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet, particularly as a means of conducting commercial transactions. Our activities and the activities of third party contractors involve the storage and transmission of proprietary information, such as computer software or credit card numbers. Accordingly, security breaches could expose us to a risk of loss or litigation and possible liability. We cannot assure you that contractual provisions attempting to limit our liability in these areas will be successful or enforceable or that other parties will accept such contractual provisions as part of our agreements.

Our business involves risks of liability claims for Internet and print content or technology, which could result in significant costs.

As a publisher and a distributor of content through the Internet and print publications, we may face potential liability for:

•	defamation;

•	negligence;

•	copyright, patent or trademark infringement; or

•	other claims based on the nature and content of the materials published or distributed.

These types of claims have been brought, sometimes successfully, against online services and publishers of print publications. In addition, we could be exposed to liability in connection with material indexed or offered on our Internet sites or for information collected from and about our users. For example, our Download.com directory includes listings for file-sharing software that may be subject to challenge under copyright laws. Although we do not believe that our listing of any such software should expose us to liability, it is possible that such a claim may be successfully brought.

Our insurance may not cover potential claims of defamation, negligence and similar claims, and it may or may not apply to a particular claim or be adequate to reimburse us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, operating results and financial condition.

Our future results depend on continued growth in the use of the Internet.

A significant portion of our revenues are derived from the Internet. Our business could suffer if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, including:

•	inadequate network infrastructure;

•	security concerns;

•	inconsistent quality of service;

•	lack of availability of cost-effective and high-speed service; and

•	changes in government regulation of the Internet.

Even if Internet usage grows, the Internet infrastructure might not be able to support the demands of increased growth and overall performance and reliability may decline. Either of these occurrences could have a material adverse effect on our business, operating results and financial condition.

Our business, operating results and financial condition may be impacted by certain contingencies.

We are party to a trademark infringement suit filed against our subsidiary, mySimon, Inc., by Simon Property Group. mySimon and Simon Property Group are in the process of finalizing an amicable resolution of this suit. The terms of such resolution would not have a material adverse effect on our business, financial conditions or operating results.

In conjunction with our acquisition of ZDNet, we assumed a guarantee of the obligations of Ziff Davis Media Inc. under a New York City office lease for a total of 399,773 square feet. In connection with that guarantee, we also have a letter of credit for $15.2 million outstanding as a security deposit. This lease expires in 2019. The average cost per square foot is approximately thirty dollars over the remaining term of the lease. We currently occupy 49,140 square feet of the office space covered under this lease. Ziff Davis Media Inc. currently occupies 144,682 square feet of this space. There are three additional sublessees, The Bank of New York, FOJP Risk Management and Softbank, who collectively occupy a total of 205,951 square feet. During 2002, Softbank subleased its 30,885 square feet to The Beanstalk Group. In 2003, Ziff-Davis Media Inc. subleased 61,494 square feet of space formerly occupied by Ziff Davis Media’s operations to FOJP Risk Management. As of December 31, 2003, the total minimum lease payments remaining until the end of the lease term were $178.5 million, excluding the amounts attributable to our sublease. If the financial condition of any of the sublessees or the primary lessee were to deteriorate and thereby result in an inability to make their lease payments, we may be required to make these additional lease payments under the guarantee, which would adversely impact our business, operating results and financial condition.

Changes to accounting rules regarding goodwill could make our reported results less predictable.

In July 2001, the Financial Accounting Standards Board changed accounting rules regarding the accounting for goodwill. Changes to these rules may have a significant impact on our reported financial results. The FASB standards relating to accounting for goodwill could make our acquisition-related charges less predictable in any given reporting period. Statement of Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, establishes a standard for accounting for goodwill acquired in a business combination, requiring recognition of goodwill as an asset but not permitting amortization of goodwill as was previously required. Under the statement, goodwill is separately tested for impairment using a fair-value-based approach annually and when an event occurs indicating the potential for impairment. The change from an amortization approach to an impairment approach will apply to previously recorded goodwill, as well as goodwill arising from acquisitions completed after the application of the new standard. Upon adoption of SFAS 142, our goodwill amortization charges ceased.

We performed our annual goodwill and intangible asset impairment test as of August 31, 2003. The fair value of our reporting units was determined using a combination of the income and the market valuation approaches. We determined that the carrying value of goodwill and other intangible assets for all of our reporting units did not exceed their implied fair values. In the application of these valuation approaches, we were required to make estimates of future operating trends and judgments on discount rates and other variables. Actual future results and other assumed variables could differ from these estimates, including as a result of changes in the economy, the business in which we operate, and/or our own relative performance. It is possible that we will incur less frequent, but larger, impairment charges related to the goodwill already recorded as well as any goodwill arising out of future acquisitions. Accordingly, our future earnings may be subject to significant volatility, particularly on a period-to-period basis.

Potential changes to accounting rules regarding stock-based compensation could adversely impact our reported results.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation”, which is an amendment of SFAS 123, “Accounting for Stock-Based Compensation”. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This pronouncement, as well as the FASB’s commitment to bring about convergence of accounting standards with the International Accounting Standards Board (which is currently proposing new standards on stock-based compensation) could indicate a movement by the FASB to make current voluntary reporting mandatory. Since we currently report stock-based compensation using the intrinsic-value method, should the FASB require companies to expense stock-based compensation based on fair-value measurements rather than allow voluntary reporting, this potential change could increase our future losses or reduce our future earnings.

Risks Related to the Notes and our Common Stock

Our debt obligations expose us to risks that could adversely affect our business, operating results and financial condition, and prevent us from fulfilling our obligations under the notes.

We have a substantial level of debt and interest expense. At March 31, 2004, after giving effect to the issuance and sale of the notes, we would have had approximately $129.4 million of outstanding indebtedness, excluding approximately $113.7 million aggregate principal amount of our 5% convertible subordinated notes due 2006, which we called for redemption on May 6, 2004. The level of our indebtedness, among other things, could:

•	make it difficult for us to make payments on our debt as described below;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service, acquisitions or general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in our business;

•	reduce funds available for use in our operations;

•	impair our ability to incur additional debt because of financial and other restrictive covenants;

•	make us more vulnerable in the event of a downturn in our business or an increase in interest rates; and

•	place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources.

If we experience a decline in revenues due to any of the factors described in this Risk Factors section or otherwise, we could have difficulty paying interest and principal amounts due on our indebtedness. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we fail to comply with the various requirements of our indebtedness, including the notes, we would be in default, which would permit the holders of our indebtedness to accelerate the maturity of the indebtedness and could cause defaults under our other indebtedness. Any default under our indebtedness could have a material adverse effect on our business, operating results and financial condition. If we do not achieve and sustain positive net income, we could have difficulty repaying or refinancing our outstanding debt.

Rating agencies may provide unsolicited ratings on the notes that could reduce the market value or liquidity of the notes.

Although we have not requested a rating of the notes from any rating agencies, rating agencies may rate the notes. These ratings could be higher or lower than expected by investors. There is a risk that a lower than expected rating of the notes from a rating agency, or a subsequent decrease in any initial rating, could reduce the market value or liquidity of your notes.

The notes are unsecured and future indebtedness could effectively rank senior to the notes.

The notes are unsecured and rank equal in right of payment with our existing and future unsecured and unsubordinated indebtedness. The notes are effectively subordinated to any secured debt to the extent of the value of the assets that secure the indebtedness. As of March 31, 2004, we had $3.8 million of secured indebtedness. The notes are also “structurally subordinated” to all indebtedness and other liabilities of our existing and future subsidiaries. As of March 31, 2004, our subsidiaries had $3.8 million of indebtedness, excluding intercompany indebtedness and trade payables. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes, payment on the notes could be less, ratably, than on any of our secured indebtedness. We may not have sufficient assets remaining to pay amounts due on the notes then outstanding.

The ability of our subsidiaries to pay dividends to us could be restricted.

Future borrowings by our subsidiaries could contain restrictions or prohibitions on the payment of dividends to us. In addition, under applicable law, our subsidiaries could be limited in the amounts that they are permitted to pay us as dividends on their capital stock. As a result, we may not be able to receive funds from our subsidiaries to service our debt.

Despite our substantial indebtedness, we may still incur significantly more debt, which could further increase the risks described above.

The terms of the indenture related to the notes and our other indebtedness do not prohibit us or our subsidiaries from incurring additional indebtedness in the future, including secured debt. Any additional secured debt would be effectively senior to the notes and could increase the risks described above.

The conditional conversion features of the notes could result in you receiving less than the value of the common stock into which a note is convertible.

The notes are convertible into common stock only if specified conditions are met. See “Description of Notes—Conversion of Notes.” If the specific conditions for conversion are not met, you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.

We may be unable to repay or repurchase the notes or our other indebtedness.

At maturity, the entire outstanding principal amount of the notes will become due and payable. You may also require us to repurchase the notes on April 15, 2009, April 15, 2014 and April 15, 2019. In addition, if a designated event as defined in “Description of Notes—Repurchase at Option of the Holder Upon a Designated Event” occurs you may require us to repurchase all or a portion of your notes. At maturity, on April 15, 2009, April 15, 2014 or April 15, 2019, or if a designated event occurs, we may not have sufficient funds or may be unable to arrange for additional financing to pay the principal amount or repurchase price due. Any future borrowing arrangements or agreements relating to debt to which we become a party may contain restrictions on, or prohibitions against, our repayment or repurchase of the notes. If the maturity date, a repurchase obligation on April 15, 2009, April 15, 2014 or April 15, 2019 or a designated event occurs at a time when our other debt arrangements prohibit us from repaying or repurchasing the notes, we could try to obtain the consent of the lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance any such borrowings, we will be unable to repay or repurchase the notes. In that case, our failure to repay the notes upon maturity or on April 15, 2009, April 15, 2014 or April 15, 2019, or repurchase any tendered notes in connection with a designated event would constitute an event of default under the indenture.

Any of our future debt agreements may contain similar provisions that require us to offer to repurchase such indebtedness if particular events occur, including certain changes of control. The risks described above would also apply to any obligations to repurchase any other indebtedness, and we may be obligated to repurchase both the notes offered for resale hereby and any other indebtedness as a result of the same triggering event. In addition, the failure to satisfy an obligation to repurchase any other indebtedness may trigger the cross-default and acceleration provisions of the notes offered for resale hereby.

These events could harm our share price as well as our ability to continue our operations.

The trading value of the notes may be significantly affected by the price of our common stock and other factors, and our stock price may be volatile and could decline substantially.

The market price of the notes may be affected significantly by the market price of our common stock. As described below, our stock price may decline substantially as a result of the volatile nature of the stock market and other factors beyond our control. The market price for our common stock has experienced volatility and may continue to be volatile and subject to fluctuations, which are a result of a number of events and factors, including those set forth in this prospectus. The stock markets in general, and The Nasdaq Stock Market and technology and internet companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the companies’ operating performances. These broad market and industry factors, as well as general economic and political conditions, may materially adversely impact the market price of our common stock, and therefore the trading value of the notes, in the future, regardless of our actual operating performance. In addition, these fluctuations may make it more difficult to use stock as currency to make acquisitions that might otherwise be advantageous, or to use stock options as a means to attract and retain employees. Many factors may cause the market price for our common stock to decline following this offering, including:

•	quarterly variations in operating results;

•	announcements of innovations requiring significant expenditures;

•	new products, strategic developments or business combinations by us or our competitors;

•	changes in our financial estimates or that of securities analysts;

•	changes in recommendations of securities analysts;

•	our sale of common stock or other securities in the future;

•	the operating and securities price performance of other companies that investors may deem comparable to us;

•	news reports, including those relating to trends in the Internet; and

•	other events or factors.

Any shortfall in revenue or earnings compared to our or analysts’ or investors’ expectations could cause, and has in the past caused an immediate and significant decline in the trading price of our common stock. In addition, we may not learn of such shortfalls or delays until late in the fiscal quarter, which could result in an even more immediate and greater decline in the trading price of our common stock.

In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we become involved in securities class action litigation in the future, it could result in substantial costs and diversion of management attention and resources, thus harming our business.

An active public market may not develop for the notes, which may hinder your ability to sell your notes.

On April 27, 2004, we issued the notes to the initial purchasers in a private placement. The notes are eligible for trading in PORTAL, the Private Offering, Resale and Trading through Automated Linkages Market of the

National Association of Securities Dealers, Inc., a screen-based automated market for trading securities for qualified institutional buyers. However, the notes resold pursuant to this prospectus will no longer be eligible for trading in the PORTAL market. As a result, there may be a limited market for the notes. We do not intend to list the notes on any securities exchange.

A public market may not develop for the notes. The initial purchasers have informed us that they intend to make a market in the notes, but they may cease their market-making activities at any time.

In addition, the liquidity of the trading market for the notes, if any, and the market price quoted for the notes may be adversely affected by changes in interest rates in the market for comparable securities and by changes in our financial performance or prospects, as well as by declines in the prices of securities, or the financial performance or prospects of similar companies.

If you are able to resell your notes, many factors may affect the price you receive, which may be lower than you believe to be appropriate.

If you are able to resell your notes, the price you receive will depend on many factors that may vary over time, including:

•	the number of potential buyers;

•	the level of liquidity of the notes;

•	ratings published by credit rating agencies;

•	our business, operating results and financial condition;

•	the amount of indebtedness we have outstanding;

•	the level, direction and volatility of market interest rates generally;

•	the price of our common stock;

•	the market for similar securities; and

•	the time remaining to the maturity of your notes.

As a result of these and other factors, you may only be able to sell your notes at prices below those you believe to be appropriate, including prices below the price you paid for them.

The notes are not protected by restrictive covenants.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving us except to the extent described under “Description of Notes—Repurchase at Option of the Holder Upon a Designated Event.”

Conversion of the notes will dilute the ownership interests of existing stockholders.

The conversion of some or all of the notes will dilute the ownership interest of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

Provisions of our certificate of incorporation, bylaws and Delaware law could deter takeover attempts.

Some provisions in our certificate of incorporation and bylaws could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control. Our stockholders might view any transaction of this type as being in their best interest since the transaction could result in a higher stock price than the current market price for our common stock. Among other things, our certificate of incorporation and bylaws:

•	authorize our board of directors to issue preferred stock with the terms of each series to be fixed by our board of directors;

•	divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year;

•	permit directors to be removed only for cause; and

•	specify advance notice requirements for stockholder proposals and director nominations.

In addition, with some exceptions, the Delaware General Corporation Law restricts or delays mergers and other business combinations between us and any stockholder that acquires 15% or more of our voting stock.

Ownership of our common stock is concentrated in a small group of stockholders whose interests may differ from those of other stockholders.

As of December 31, 2003, 43.3% of our outstanding common stock was held by eight stockholders, including Shelby W. Bonnie, our chairman and chief executive officer, who held 8.8% of our outstanding common stock. The concentration of ownership of our common stock may delay, prevent or deter a change in control, could deprive other stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or assets and may adversely affect the market price of our common stock. Also, these stockholders can exert significant control over actions requiring the approval of a majority of the voting stock, including amendments to our charter. Commercial and other transactions between us, on the one hand, and our directors, officers and major stockholders and their affiliates, on the other, create potential for, or could result in, conflicting interests.

Furthermore, sales of substantial amounts of our common stock by one or more of these stockholders, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock, and, in turn, the notes.

A substantial number of shares of our common stock may be sold, which could affect the trading price of our common stock and in turn adversely affect the market price of the notes.

We have a substantial number of shares of common stock subject to stock options. In addition, the notes offered for resale hereby may be converted into shares of our common stock. As of March 31, 2004, we had over 256 million shares of authorized but unissued shares of our common stock that are available for future sale. As of March 31, 2004, we also had 4,760,818 options available to grant under our employee stock option plans. We cannot predict the effect, if any, that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of our common stock, including shares issued in connection with acquisitions, upon the exercise of stock options or warrants or the conversion of debt securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus and information incorporated by reference herein contain “forward-looking statements.” Forward-looking statements are any statements about our future that are not statements of historical fact. Examples of forward-looking statements include projections of earnings, revenues or other financial items, statements of the plans and objectives of management for future operations, statements concerning proposed new products or services, statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, you can identify these statements by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “predicts,” “plans,” “anticipates,” “estimates,” “potential,” “continue” or the negative of these terms, or any other words of similar meaning.

These statements are only predictions. Any or all of our forward-looking statements in this report and in any of our other public statements may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, some of which are outlined above under “Risk Factors.” Many risk factors mentioned herein will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual events or results may differ materially from the outcomes we predict.

These forward-looking statements are made only as of the date of this prospectus, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consider any further disclosures we make on related subjects in our reports to the SEC. Also note that we provide the preceding cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed here could also adversely affect us.

USE OF PROCEEDS

The selling securityholders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is quoted on the Nasdaq National Market under the symbol “CNET”. The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock.

	Common Stock Price
	High	Low
Year ended December 31, 2002
First Quarter	$9.63	$4.25
Second Quarter	5.50	1.92
Third Quarter	2.03	0.60
Fourth Quarter	3.62	0.86
Year ended December 31, 2003
First Quarter	3.07	1.40
Second Quarter	7.19	2.25
Third Quarter	9.42	5.39
Fourth Quarter	9.95	6.17
Year ending December 31, 2004
First Quarter	11.30	6.86
Second Quarter (through May 12, 2004)	13.45	7.93

On May 12, 2004, the closing price for our common stock as reported by Nasdaq, was $8.43, and the approximate number of holders of record of our common stock was 930.

We have never declared or paid a cash dividend on our common stock. We intend to retain any earnings to for use in the operation and expansion of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future.

RATIO OF EARNINGS TO FIXED CHARGES

Ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of computing this ratio, earnings consisted of pretax income (loss) from continuing operations adjusted by adding fixed charges. Fixed charges consist of interest, including amortization of deferred financing costs and the estimated interest component of rent expense.

	Year ended December 31,					Three months ended March 31, 2004
	1999	2000	2001	2002	2003
Ratios of earnings to fixed charges (a)	68.3	—	—	—	—	1.8

(a)	Earnings were inadequate to cover fixed charges by approximately $593.6 million, $2.1 billion, $380.9 million and $25.6 million for the fiscal years ended December 31, 2000, 2001, 2002 and 2003, respectively.

CAPITALIZATION

The following table sets forth our cash and investments, and consolidated capitalization:

•	as of March 31, 2004;

•	as adjusted to reflect the issuance of $125.0 million aggregate principal amount of notes and the application of a portion of the net proceeds to redeem the $113.7 million aggregate outstanding principal amount of our 5% convertible subordinated notes due 2006 at a redemption price of 101.429% pursuant to the terms of such notes.

Please read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes and other financial information included elsewhere or incorporated by reference in this prospectus.

	As of March 31, 2004
	Actual	As Adjusted
	(unaudited)
	(in thousands, except share data)
Cash and cash equivalents	$77,925	$83,002
Investments in marketable debt securities	51,646	51,646
Restricted cash	19,650	19,650

Total cash and investments	$149,221	$154,298

Current portion of long-term debt	$3,773	$3,773
Long-term debt (excluding current portion):
5% convertible subordinated notes due 2006	113,724	—
0.75% convertible senior notes due 2009	—	125,000
Other long-term debt	614	614

Total long-term debt (excluding current portion)	$114,338	$125,614
Stockholders’ equity
Common stock, $0.0001 par value per share; 400,000,000 shares authorized; 143,038,613 shares issued and outstanding, actual and as adjusted (1)	14	14
Additional paid in capital	2,712,947	2,712,947
Accumulated other comprehensive income	(12,099)	(12,099)
Treasury stock, at cost	(30,428)	(30,428)
Accumulated deficit	(2,491,663)	(2,494,328	)(2)

Total stockholders’ equity	178,771	176,106

Total capitalization	$293,109	$301,720

(1)	Outstanding share information excludes the effects of the following:

•	18,672,304 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $7.67, of which 9,766,740 options were exercisable at a weighted average exercise price of $9.77; and options to purchase an additional 4,760,818 shares available for grant under our option plans; and

•	3,040,242 shares of common stock issuable upon conversion of our 5% convertible subordinated notes due 2006 and 8,333,337 shares issuable upon conversion of the notes offered for resale hereby.

(2)	Includes the write-off of $1.0 million of deferred debt issuance costs related to our 5% convertible subordinated notes due 2006. Also includes the optional redemption premium of $1.6 million based on a redemption price of 101.429%.

SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and consolidated balance sheet data as of December 31, 2002 and 2003 were derived from our audited consolidated financial statements incorporated by reference in this prospectus. The consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001 were derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2003 and 2004 and the consolidated balance sheet data as of March 31, 2003 and 2004 were derived from our unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus. The financial data as of March 31, 2003 and 2004 and for the three months ended March 31, 2003 and 2004 in our opinion reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Operating results for the three months ended March 31, 2004 are not necessarily indicative of results to be expected for the full year. The selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes and the other financial information incorporated by reference in this prospectus.

	Year Ended Dec. 31,					Three Months Ended March 31,
	1999	2000(1)	2001(1)	2002	2003	2003	2004(1)
						(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Total revenues	$112,345	$264,019	$285,805	$236,957	$246,240	$56,588	$63,397
Total operating expenses(2)(3)	173,483	580,877	2,152,930	618,271	267,056	71,180	69,058
Operating loss	(61,138)	(316,858)	(1,867,125)	(381,314)	(20,816)	(14,592)	(5,661)
Total non-operating income (expense)(4)(5)(6)	735,361	(276,721)	(191,370)	436	(4,814)	(1,091)	8,668
Net income (loss)	416,908	(483,980)	(1,989,488)	(360,585)	(26,290)	(15,829)	2,928
Basic net income (loss) per share	$5.80	$(5.18)	$(14.52)	$(2.60)	$(0.19)	$(0.11)	$0.02
Diluted net income (loss) per share	$5.05	$(5.18)	$(14.52)	$(2.60)	$(0.19)	$(0.11)	$0.02
Shares used in basic per share calculation	71,820,082	93,460,649	137,062,987	138,850,094	140,234,438	139,256,081	142,627,445
Shares used in diluted per share calculation	83,373,019	93,460,649	137,062,987	138,850,094	140,234,438	139,256,081	150,074,641
Consolidated Balance Sheet Data:
Cash and cash equivalents	$53,063	$148,797	$93,439	$47,199	$65,913	$56,057	$77,925
Total marketable debt securities	175,787	134,687	123,537	79,841	51,267	68,190	51,646
Working capital	603,709	280,042	138,541	64,666	79,662	64,352	87,313
Total assets	1,230,311	2,862,361	814,780	377,295	351,843	357,233	359,884
Total debt(4)(5)(6)	184,864	186,025	176,534	117,958	118,128	117,982	118,111
Stockholders’ equity	705,838	2,552,773	543,499	186,057	169,962	170,265	178,771

(1)	On February 29, 2000, we completed the acquisition of mySimon, Inc. On October 17, 2000, we acquired ZDNet, Inc. On July 1, 2001, we acquired TechRepublic, Inc. On March 19, 2004, we acquired EDventure Forum, Ltd. and EDventure Holdings, Inc. No financial data or operating information related to these acquired companies is included in the Selected Consolidated Financial Data prior to the dates of acquisition.

(2)

Operating expenses include amortization of intangible assets of $34.7 million and $6.3 million for the years ended December 31, 2002 and 2003, respectively. For the three months ended March 31, 2003 and 2004, operating expenses include amortization of intangible assets of $1.6 million and $0.9 million, respectively. Operating expenses include amortization of goodwill and intangible assets of $15.0 million, $340.4 million and $678.6 million for the years ended December 31, 1999, 2000 and 2001, respectively. As part of the transition provisions of SFAS 142, we reviewed for impairment all previously recognized intangible assets that have been determined to have indefinite useful lives. The results of our annual impairment test, as of

August 31, 2002, indicated that an impairment charge of $238.8 million for goodwill and $40.5 million for intangible assets of our U.S. Media reporting unit needed to be recorded. Additionally, a loss on the disposal of fixed assets of $11.2 million was recorded in 2002. Also in 2002 and 2003, a total of $12.4 million and $9.8 million, respectively, was included in operating expenses representing costs to realign our business.

(3)	In 2001, we took a charge of $1.1 billion to adjust the carrying value of our goodwill to fair value. Also included in operating expenses in 2001 was a charge of $21.3 million related to the consolidation of our office space, which resulted in the abandonment of several leased facilities, as well as $21.7 million in other costs incurred to integrate the operations of ZDNet into our operations.

(4)	During 2000, 2001 and 2002, we incurred impairment losses of $393.4 million, $26.9 million and $0.2 million, respectively, on marketable equity securities and $5.7 million, $148.4 million and $15.4 million, respectively, on privately held investments, for which other-than-temporary declines in value were deemed to have occurred. During the three months ended March 31, 2004 we recorded a gain of $8.0 million from sales of investments in privately held companies.

(5)	On March 8, 1999, we completed a private placement of 5% convertible subordinated notes due 2006 with gross proceeds of $172.9 million. On May 9, 1999, we sold our effective 40% ownership interest in Snap.com to NBC Internet, Inc. (NBCi). The transaction resulted in a gain of $541.2 million in 1999. Also, during 1999, we sold a portion of our holdings of Vignette Corporation for a gain of approximately $172.3 million.

(6)	On August 31, 2001, NBC acquired the NBCi shares owned by us, and as a result, the maturity date for our NBCi Trust Automatic Common Exchange Securities (TRACES) obligation accelerated. In conjunction with this accelerated repayment, we recorded a loss of $10.6 million, consisting of a $9.0 million accelerated interest payment and a write-off of $1.6 million of capitalized debt issuance costs. In 2002, we repurchased $59.2 million principal amount of our 5% convertible subordinated notes due 2006 for $36.7 million, resulting in a gain of $21.6 million, net of the write-off of related capitalized debt issuance costs of $0.9 million.

DESCRIPTION OF NOTES

The notes were issued under an indenture dated as of April 27, 2004 between CNET Networks, Inc., as issuer, and Wells Fargo Bank, National Association, as trustee. A copy of the form of indenture, including the form of certificate evidencing the notes, is an exhibit to the registration statement of which this prospectus forms a part.

The following description is a summary of the material provisions of the notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used therein. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

As used in this “Description of Notes” section, references to “CNET,” “company,” “we,” “our,” “ours” or “us” refer solely to CNET Networks, Inc. and not to our subsidiaries, unless the context otherwise requires.

General

The notes are our senior unsecured debt and rank equal in right of payment with all of our other existing and future senior unsecured debt and prior in right of payment to all of our subordinated debt. The notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries. The notes are convertible into common stock as described under “—Conversion of Notes.”

The notes are limited to $125,000,000 aggregate principal amount. The notes are issued only in denominations of $1,000 and multiples of $1,000. We use the term “note” in this prospectus to refer to each $1,000 principal amount of notes. The notes will mature on April 15, 2024, unless earlier converted, redeemed or repurchased.

Neither we nor any of our subsidiaries is subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of CNET except to the extent described below under “—Repurchase at Option of the Holder” and “—Repurchase at Option of the Holder Upon a Designated Event.”

The notes bear interest at a rate of 0.75% per annum. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months and accrues from April 27, 2004, or from the most recent date to which interest has been paid or duly provided for. We will pay interest on April 15 and October 15 of each year, beginning October 15, 2004, to record holders at the close of business on the preceding April 1 and October 1, as the case may be. Interest payable upon redemption or repurchase will be paid to the person to whom principal is payable, unless the redemption date or repurchase date is an interest payment date. Payment of cash interest on the notes will include interest accrued and unpaid through the day before the applicable interest payment date, redemption date or repurchase date, as the case may be, except as described under “—Repurchase at Option of the Holder Upon a Designated Event.”

We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal interest and liquidated damages, if any, on the notes and where you may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount of at least $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds.

However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Conversion of Notes

You may convert any of your notes, in whole or in part, into shares of our common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption or repurchase of the notes, only under the following circumstances:

•	subject to certain exceptions, upon satisfaction of a market price condition;

•	upon satisfaction of a trading price condition;

•	upon a credit ratings event;

•	upon notice of redemption; or

•	upon specified corporate transactions.

The number of shares of common stock you will receive upon conversion of the notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. The initial conversion rate for the notes is 66.6667 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $15.00 per share.

If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date, unless we fail to pay the redemption price. If you have submitted your notes for repurchase upon a designated event, you may convert your notes only if you withdraw your redemption election. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. Similarly, if you exercise your option to require us to repurchase your notes other than upon a designated event, those notes may be converted only if you withdraw your election to exercise your option in accordance with the terms of the indenture. Upon conversion, a holder will not receive any cash payment of interest unless such conversion occurs between a regular record date and the interest payment date to which it relates. We will not issue fractional common shares upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price of the common stock on the trading day prior to the conversion date. Our delivery to the holder of the full number of shares of our common stock into which a note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited. For a discussion of your tax treatment upon receipt of our common stock upon conversion, see “Certain U.S. Federal Income Tax Considerations.”

Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made (1) if we have specified a repurchase date following a designated event that is after a record date but on or prior to the next interest payment date, (2) if we have specified a redemption date that is after a record date but on or prior to the next interest payment date or (3) to the extent any overdue interest exists at the time of conversion with respect to such note.

Conversion Upon Satisfaction of Market Price Condition

Prior to the close of business on the maturity date, you may surrender your note for conversion into our common stock during any fiscal quarter (but only during such fiscal quarter) commencing after September 30, 2004 if the closing sale price of our common stock exceeds 125% of the then effective conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter.

The “closing sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq National Market or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate. The “conversion price” as of any day will equal $1,000 divided by the conversion rate.

Conversion Upon Satisfaction of Trading Price Condition

You may surrender your note for conversion into our common stock prior to maturity during the five business days immediately following any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes (as determined following a request by a holder of the notes in accordance with the procedures described below) for each day of such measurement period was less than 98% of the product of the closing sale price of our common stock and the conversion rate; provided, however, you may not convert your notes in reliance on this provision after April 15, 2019 if on any trading day during such measurement period the closing sale price of our common stock was between 100% and 120% of the then current conversion price of the notes.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the trustee for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, this one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from a nationally recognized securities dealer then the trading price per $1,000 principal amount of the notes will be deemed to be less than 98% of the product of the “closing sale price” of our common stock and the conversion rate.

The trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless you provide us with reasonable evidence that the trading price per $1,000 principal amount of the notes would be less than 98% of the product of the closing sale price of our common stock and the conversion rate; at which time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 98% of the product of the closing sale price of our common stock and the conversion rate.

Conversion Upon Credit Ratings Event

You may surrender your notes for conversion into our common stock during any period in which the notes are rated CCC- or lower by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors (“S&P”), although we will have no obligation to rate the notes.

Conversion Upon Notice of Redemption

If we call notes for redemption, you may convert the notes until the close of business on the business day immediately preceding the redemption date, after which time your right to convert will expire unless we default in the payment of the redemption price.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute to all holders of our common stock certain rights or warrants to purchase our common stock for a period expiring within 45 days of the record date for such distribution at a price less than the average of the closing sale prices for the 10 trading days preceding the declaration date for such distribution; or

•	distribute to all holders of our common stock, assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the day preceding the declaration date for such distribution;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to the conversion rate or your ability to convert will be made if you will otherwise participate in the distribution without conversion.

In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, you may surrender your notes for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until and including the date that is 15 days after the actual date of such transaction (or, if such merger, consolidation or share exchange also constitutes a fundamental change, until the corresponding designated event purchase date). If we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities, or other property, then at the effective time of the transaction, your right to convert a note into our common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property that you would have received if you had converted your notes immediately prior to the transaction. If the transaction also constitutes a fundamental change, you can require us to repurchase all or a portion of your notes as described under “—Repurchase at Option of the Holder Upon a Designated Event.”

Conversion Procedures

To convert your note into common stock you must do the following:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile thereof, and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture. If your interest is a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global note.

Conversion Rate Adjustments

We will adjust the conversion rate if any of the following events occurs:

•	we issue common stock as a dividend or distribution on our common stock;

•	we issue to all holders of common stock certain rights or warrants to purchase our common stock for a period expiring within 45 days of the record date for such distribution at a price less than the average of the closing sale price for the 10 trading days preceding the declaration date for such distribution;

•	we subdivide or combine our common stock;

•	we distribute to all holders of our common stock, shares of our capital stock, cash, evidences of indebtedness or other assets, including securities but excluding:

•	rights or warrants specified above; and

•	dividends or distributions specified above.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities (where such closing prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the principal national or regional exchange, the Nasdaq National Market or other market on which the securities are then listed or quoted.

If we distribute cash, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the Current Market Price of a share of our common stock on the record date, and (2) the denominator of which shall be the same price of a share on the record date less the amount of the distribution. “Current Market Price” shall mean the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purpose of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution;

•	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

•	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

You may in certain situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Certain U.S. Federal Income Tax Considerations.”

We may, from time to time, increase the conversion rate if our board of directors has made a determination that such an increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “Certain U.S. Federal Income Tax Considerations.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by CNET

Beginning April 21, 2009, we may redeem the notes in whole or in part at a redemption price equal to 100% of the principal amount of notes being redeemed, plus accrued and unpaid interest and liquidated damages, if any, to but excluding the redemption date, unless the redemption date falls after a record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest and liquidated damages, if any, on such interest payment date to the holder of record at the close of business on the corresponding record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to the extent practicable to be of the portion selected for redemption.

We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing.

Repurchase at Option of the Holder

You have the right to require us to repurchase the notes on April 15, 2009, April 15, 2014 and April 15, 2019 for cash. We will be required to repurchase any outstanding note for which you deliver a written repurchase notice to the paying agent. The paying agent will initially be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. A holder may withdraw its repurchase notice at any time prior to the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

The repurchase price payable for a note will be equal to the principal amount to be repurchased plus accrued and unpaid interest and liquidated damages, if any, to but excluding the repurchase date.

We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the repurchase price and the procedures that holders must follow to require us to repurchase their notes.

The repurchase notice from the holder must state:

•	if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the indenture.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after such date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent. No notes may be repurchased by us at the option of holders on April 15, 2009, April 15, 2014 and April 15, 2019 if there has occurred and is continuing an event of default with respect to the notes on such date, other than a default in the payment of the repurchase price with respect to the notes.

We may be unable to repurchase the notes if you elect to require us to repurchase the notes pursuant to this provision. If you elect to require us to repurchase the notes on April 15, 2009, April 15, 2014 and April 15, 2019, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances. If you elect to require us to repurchase the notes at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of the tender offer. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes.

Repurchase at Option of the Holder Upon a Designated Event

If a designated event occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes, in whole or in part, on a repurchase date specified by us that is not less than 20 nor more than 35 business days after the date of our notice of the designated event. The notes will be repurchased only in integral multiples of $1,000 principal amount.

We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest and liquidated damages, if any, to, but excluding, the repurchase date, unless the repurchase date falls after a record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payment and liquidated damages, if any, on such interest payment date to the holder of record at the close of business on the corresponding record date.

We will mail to all record holders a notice of a designated event within 30 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If you elect to require us to repurchase your notes, you must deliver to us or our designated agent, on or before the repurchase date specified in our designated event notice, your repurchase notice and any notes to be repurchased, duly endorsed for transfer.

The repurchase notice from the holder must state:

(1)	if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

(2)	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

(3)	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” is any transaction, series of transactions or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which more than 70% of our common stock or other capital stock or equity voting interests is exchanged for, converted into, acquired for or constitutes the right to receive, cash, securities or other properties which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices;

or we sell or otherwise dispose of all or substantially all of our and our subsidiaries’ assets, properties or businesses, taken as a whole.

A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act, as amended, in the event of a designated event.

These designated event repurchase rights could discourage a potential acquirer of CNET. However, this designated event repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. No notes may be repurchased by us at the option of holders upon a designated event if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the repurchase price with respect to the notes.

We may be unable to repurchase the notes upon a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption or repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from repurchasing or redeeming notes, we could seek the consent of our lenders to redeem or repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase or redeem the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Merger and Sale of Assets by CNET

The indenture provides that we may not consolidate with or merge with or into any other person or sell, convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	if we are not the surviving person, the successor person assumes, by supplemental indenture satisfactory in form and substance to the trustee, all of our obligations under the notes and the indenture;

•	immediately after giving effect to such transaction, there is no event of default, and no event which, after notice or passage of time or both, would become an event of default; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

The following will be events of default under the indenture:

•	we fail to pay principal when due at maturity, upon redemption, repurchase or otherwise on the notes;

•	we fail to pay any interest or liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days;

•	we fail to provide notice of the occurrence of a designated event on a timely basis;

•	we fail to deliver common stock upon conversion of the notes in accordance with the indenture;

•	any indebtedness for money borrowed by us or one of our significant subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by us) in an outstanding principal amount in excess of $20 million is not paid at final maturity or upon acceleration, and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded, within 30 days after written notice as provided in the indenture;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after written notice to us from the trustee (or to us and the trustee from the holders of at least 25% in principal amount of the outstanding notes); or

•	certain events involving our bankruptcy, insolvency or reorganization.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, accrued and unpaid interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, accrued and unpaid interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, interest and liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payments of principal, interest or liquidated damages, if any, on the notes that are not made when due will accrue interest from the required payment date at the annual rate of 1% above the then applicable interest rate for the notes.

The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal or interest or liquidated damages, if any, on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest or liquidated damages, if any, of any note;

•	reduce the principal amount of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to redeem any notes on a redemption date;

•	adversely change our obligation to repurchase any note at the option of the holder;

•	adversely change our obligation to repurchase any note upon a designated event;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note or reduce the number of common shares or any other property receivable upon conversion;

•	change the ranking of the notes in a manner adverse to any holder;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Notes, Book-Entry Form

Notes will be evidenced by one or more global notes. We will deposit the global note or notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest on and the redemption price and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

We will issue notes in definitive certificate form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Securities and Exchange Act of 1934, as amended, and a successor depositary is not appointed by us within 90 days; or

•	we have determined in our sole discretion that notes shall no longer be represented by global notes.

Information Concerning the Trustee

We have appointed Wells Fargo Bank, National Association, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may also provide other services to us in the ordinary course of their business.

Governing Law

The notes and the indenture are governed by, and shall be construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 400,000,000 shares of common stock, par value $.0001 per share, and 5,000,000 shares of preferred stock, par value $.01 per share.

The following is a summary of some of the provisions of our certificate of incorporation and bylaws and Section 203 of the General Corporation Law of the State of Delaware. Although we have attempted to summarize the material portions of these documents, the summary is not complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of incorporation, bylaws and Section 203 of the General Corporation Law of the State of Delaware. We will provide you with copies of any of these documents upon request.

Common Stock

Holders of common stock have one vote per share for each share held of record on any matter submitted to the holders of common stock for a vote. Subject to the rights of the holders of any outstanding shares of preferred stock and any restrictions that may be imposed by any of our lenders, holders of common stock are entitled to receive such dividends, if any, as our board of directors may declare out of legally available funds. In the event of the liquidation, dissolution or winding up of our company, holders of common stock are entitled to share equally and ratably, based on the number of shares held, in the assets, if any, remaining after payment of all of our debts and liabilities and the liquidation preference of any outstanding preferred stock. The shares of common stock are neither redeemable nor convertible, and the holders of common stock have no preemptive rights to subscribe for or purchase any additional shares of our capital stock.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock in one or more series, and to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including voting, redemption and conversion rights. Our board of directors also may designate dividend rights and preferences in liquidation. It is not possible to state the actual effect of the authorization and issuance of series of preferred stock upon the rights of holders of common stock until our board of directors determines the specific terms, rights and preferences of a series of preferred stock. The effects, however, might include, among other things:

•	granting the holders of preferred stock priority over the holders of common stock with respect to the payment of dividends;

•	diluting the voting power of the common stock; or

•	granting the holders of preferred stock preference with respect to liquidation rights.

In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage:

•	a merger;

•	tender offer;

•	proxy contest;

•	the assumption of control by a holder of a large block of our securities; or

•	the removal of incumbent management.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

•	persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation; and

•	persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation’s outstanding voting stock at any time within three years before the date on which the person’s status as an interested stockholder is determined.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of the corporation or any direct or indirect majority-owned subsidiary of the company;

•	the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation, determined on a consolidated basis, or the aggregate value of all the outstanding stock of the corporation;

•	certain transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder; and

•	any receipt by the interested stockholder of the benefit (except as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 does not apply to a business combination if:

•	before a person becomes an interested stockholder, the board of directors of the corporation approves the business combination or transaction in which the stockholder became an interested stockholder;

•	upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than certain excluded shares; or

•	following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders, and not by written consent, by the vote of the holders of at least two-thirds of the voting stock of the corporation not owned by the stockholder.

Certain Provisions Relating to Changes in Control

Our certificate of incorporation and bylaws contain several provisions that could have the effect of delaying, deterring or preventing the acquisition of control of our company by means of tender offer, open market purchases, a proxy contest or otherwise. We have described those provisions in the following paragraphs.

Classified Board of Directors

Our certificate of incorporation divides our board of directors into three classes, with one class having an initial term of one year, one class having an initial term of two years and one class having an initial term of three years.

The three classes will be as nearly equal in number as possible. At each annual meeting of stockholders, stockholders elect directors to succeed those directors whose terms have expired, and each newly elected director will serve for a three-year term. We believe that a classified board of directors helps assure the continuity and stability of our board of directors and our business strategies and policies. The classified board provision could increase the likelihood that, in the event of a takeover of our company, incumbent directors will retain their positions. In addition, the classified board provision will help ensure that our company’s board of directors, if confronted with an unsolicited acquisition proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

Removal of Directors; Filling Vacancies

Our bylaws provide that our stockholders may remove directors only “for cause” and only by the affirmative vote of a majority of the stockholders entitled to vote. As defined in our bylaws, “for cause” means:

•	commission of an act of fraud or embezzlement against our company;

•	conviction of a felony or a crime involving moral turpitude;

•	gross negligence or willful misconduct in performing the director’s duties to our company or our stockholders; or

•	breach of fiduciary duty owed to our company.

Our bylaws also provide that vacant directorships may be filled by a majority of our board of directors, although less than a quorum.

Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called only by our chief executive officer or, upon the written request of a majority of our board of directors, by our chief executive officer or secretary. Special meetings may not be called by our stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of our board of directors or a committee of our board of directors, of candidates for election as directors. Stockholder nominations for the election of directors at an annual meeting must be submitted to our board of directors, or if designated by our board of directors, to a nominating committee. Our bylaws provide that notices of stockholder proposals or stockholder nominations must be in writing and received by the secretary of our company no later than:

•	with respect to an annual meeting, 120 calendar days in advance of the date our proxy statement is released to securityholders in connection with the previous year’s annual meeting of securityholders; or

•	with respect to a special meeting, a reasonable time before the solicitation is made.

Our bylaws provide that notices of stockholder nominations must set forth certain information with respect to each nominee who is not an incumbent director.

Certain Effects of Authorized but Unissued Stock

We have a large number of unissued and unreserved shares of common stock and 5,000,000 unissued and unreserved shares of preferred stock. Unissued and unreserved shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and for facilitating corporate acquisitions.

Except pursuant to certain employee benefit plans, and except for shares of common stock issuable upon exercise of outstanding warrants, outstanding 5% convertible subordinated notes due 2006 and upon conversion of the notes offered by this prospectus, we do not currently have any plans to issue additional shares of common stock or preferred stock. One of the effects of unissued and unreserved shares of capital stock may be to enable our board of directors to render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of our management. If, in the due exercise of its fiduciary obligations, for example, our board of directors determines that a takeover proposal is not in our best interests, our board of directors could issue shares of common stock without stockholder approval in one or more private transactions or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by:

•	diluting the voting or other rights of the proposed acquirer or insurgent stockholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of our incumbent board of directors; or

•	by effecting an acquisition that might complicate or preclude the takeover.

Transfer Agent And Registrar

Computershare Trust Company of New York is the transfer agent and registrar for our common stock.

SELLING SECURITYHOLDERS

On April 27, 2004, we issued all of the notes to the initial purchasers in a private placement exempt from registration under the Securities Act. These initial purchasers then resold the notes to persons reasonably believed by the initial purchasers to be qualified institutional buyers in reliance on Rule 144A of the Securities Act or non-U.S. persons in reliance on Regulation S of the Securities Act. The selling securityholders have represented to us that they purchased the notes in the ordinary course of business and that at the time of the purchase of the notes, such selling securityholders had no agreements or understandings, directly or indirectly with any person to distribute such securities. All of the notes were issued as “restricted securities” under the Securities Act.

The following table sets forth information, as of May 12, 2004, with respect to the selling securityholders and the principal amounts of notes and shares of common stock issuable upon conversion of the notes beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based solely on information provided by or on behalf of the selling securityholders. Except as set forth in the notes to the table below, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

The selling securityholders may, pursuant to this prospectus, offer all, some or none of the notes or the common stock issuable upon conversion of the notes. As a result, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

The percentage of notes outstanding beneficially owned by each selling securityholder is based on $125,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock issuable upon conversion of the notes. The percentage of common stock outstanding beneficially owned by each selling securityholder is based on 142,961,045 shares of common stock outstanding on May 12, 2004. The number of shares of common stock issuable upon conversion of the notes offered for resale hereby is based on a conversion rate of 66.6667 shares of common stock per $1,000 principal amount of the notes and a cash payment in lieu of any fractional share. The conversion rate, and therefore the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment in certain circumstances. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

Name	Principal Amount of Notes Beneficially Owned and Offered for Resale Hereby	Percentage of Notes Outstanding	Shares of Common Stock Owned Prior to the Offering (1)		Percentage of Common Stock Outstanding (2)	Shares Issuable Upon Conversion of the Notes and Available for Resale (3)
Citigroup Global Markets Inc.(4)	$5,000,000	4.00%	615,692	(5)	*	333,333
Any other holder of notes or future transferee, pledgee, donee or successor of any holder (6)	120,000,000	96.00%	8,000,004		5.30%	8,000,004

Total	$125,000,000	100.00%	8,615,696		5.68%	8,333,337

*	Less than one percent of the notes or common stock outstanding, as applicable.

(1)

Includes shares of common stock issuable upon conversion of the notes, assuming a conversion rate of 66.6667 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share interest. The conversion rate is subject to adjustment as described under “Description of Notes—Conversion of Notes.”

(2)	Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934 using 142,961,045 shares of common stock outstanding on May 12, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	Consists of shares of common stock issuable upon conversion of the notes, assuming a conversion rate of 66.6667 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share interest. The conversion price is subject to adjustment as described under “Description of Notes—Conversion of Notes.”

(4)	Citigroup Global Markets Inc. is a broker-dealer and was an initial purchaser of the notes that received customary compensation for such services.

(5)	Includes 282,359 shares issuable upon conversion of $10,562,000 aggregate principal amount of the Company’s 5% convertible subordinated notes due 2006 held by Citigroup Global Markets Inc., which notes have been called for redemption on June 7, 2004.

(6)	Additional selling securityholders not named in this prospectus will be not be able to use this prospectus for resales until they are named in the selling securityholder table by prospectus supplement or post-effective amendment. Successors of identified selling securityholders, including without limitation their transferees, pledges and donees or their successors, will not be able to use this prospectus for resales until they are named in the selling securityholder table by prospectus supplement or post-effective amendment.

Information concerning other selling securityholders will be set forth in prospectus supplements or post-effective amendments from time to time, if required. Information concerning the securityholders may change from time to time and any changed information will be set forth in prospectus supplements or post-effective amendments if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the notes are convertible may increase or decrease.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their respective successors may sell the notes and the common stock issuable upon conversion of the notes directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and the common stock issuable upon conversion of the notes may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In connection with the sale of the notes and the common stock issuable upon conversion of the notes, the selling securityholders may, in compliance with the Securities Act, enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the notes and the common stock issuable upon conversion of the notes short and deliver these securities to close out such short positions, or loan or pledge the notes or the common stock issuable upon conversion of the notes to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying common stock offered by them hereby will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is listed for trading on the Nasdaq National Market under the symbol “CNET”. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

In order to comply with the securities laws of some states, if applicable, the notes and the common stock issuable upon conversion of the notes may be sold in these jurisdictions only through registered or licensed brokers or dealers.

Profits on the sale of the notes and the common stock issuable upon conversion of the notes by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

A selling securityholder may decide not to sell any notes or the underlying common stock described in this prospectus. We cannot assure holders that any selling securityholder will use this prospectus to sell any or all of the notes or the common stock issuable upon conversion of the notes. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A or Regulation S of the Securities Act may be sold under Rule 144, Rule 144A or Regulation S rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the notes and the common stock issuable upon conversion of the notes by other means not described in this prospectus.

With respect to a particular offering of the notes and the common stock issuable upon conversion of the notes, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will be prepared and will set forth the following information:

•	the specific notes or common stock to be offered and sold;

•	the names of the selling securityholders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting, compensation from the selling securityholders.

We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that we and the selling securityholders will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and the underlying common stock to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to holders who hold the notes and the common stock into which such notes are convertible as capital assets. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities (except to the extent specifically set forth below);

•	persons that own, or are deemed to own, more than 5% of our company (except to the extent specifically set forth below);

•	persons that, on the date of acquisition of the notes, own notes with a fair market value of more than 5% of the aggregate fair market value of our common stock;

•	certain former citizens or long-term residents of the U.S.;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.

In addition, if a holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of the partnership and each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder that is a partnership, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes and common stock.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences to U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to “non-U.S. holders” are described under “—Consequences to Non-U.S. Holders” below. “U.S. holder” means a holder of a note that is:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, or partnership or other entity taxable as a partnership for U.S. federal income tax purposes, created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Original Issue Discount

The notes have original issue discount (“OID”) for U.S. federal income tax purposes, and accordingly, U.S. holders are subject to special rules relating to the accrual of income for tax purposes. U.S. holders generally must include OID in gross income for U.S. federal income tax purposes on an annual basis under a constant yield accrual method regardless of their regular method of tax accounting. As a result, U.S. holders will include OID in income in advance of the receipt of cash attributable to such income. However, U.S. holders generally will not be required to include separately in income cash payments received on such notes to the extent such payments constitute payments of previously accrued OID.

The notes are treated as issued with OID equal to the excess of a note’s “stated redemption price at maturity” over its “issue price.” The “stated redemption price at maturity” of a note includes all payments on the note, whether denominated as principal or interest, other than payments of qualified stated interest. The “issue price” of a note is the first price at which a substantial amount of the notes in the issuance that includes such note is sold for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). The notes provide for “qualified stated interest,” which is generally defined as stated interest that is unconditionally payable in cash or property (other than debt instruments issued by us), at least annually at a single fixed rate. The amount of OID includible in income by an initial U.S. holder is the sum of the “daily portions” of OID with respect to the note for each day during the taxable year or portion thereof in which such U.S. holder holds such note (“accrued OID”). A daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID that accrued in such period. The “accrual period” of a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first or last day of an accrual period. The amount of OID that accrues with respect to any accrual period is the product of the note’s adjusted issue price at the beginning of such accrual period and its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of such period. The “adjusted issue price” of a note at the start of any accrual period is equal to its issue price, increased by the amount of any OID previously included in income and decreased (but not below zero) by any payments received by you other than payments of qualified stated interest with respect to the note.

Information regarding the original issue discount on the notes will be available in IRS Publication 1212.

Sale, Exchange or Other Disposition of the Notes

Upon the sale, exchange (other than a conversion into common stock) or other disposition of a note, you generally will recognize capital gain or loss (except with respect to accrued market discount as described below) equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or other disposition (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income) and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note, increased by the amount of any OID, acquisition premium or market discount (as discussed below), if any, previously included in income and decreased (but not below zero) by any payments received by you (as well as any amortizable bond premium as discussed below) other than payments of qualified stated interest with respect to the note. Such capital gain or loss will be long-term capital gain or loss if you have held the note for more than one year at the time of sale, exchange or other disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced tax rate if the note is held for more than one year. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

You generally will not recognize any income, gain or loss upon conversion of a note into shares of common stock except with respect to cash received in lieu of a fractional share of common stock and except that the fair market value of common stock received with respect to accrued interest will be taxable as ordinary income. Your aggregate tax basis in the shares of common stock received on conversion of a note will be the same as your aggregate tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest for which you received cash and increased, for a cash method holder, by the amount of income recognized with respect to accrued interest), and the holding period for such shares received on conversion will generally include the holding period of the note converted (except that the holding period of any common stock received with respect to accrued interest will commence on the day after the date of conversion).

You will recognize gain or loss for federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the holder’s adjusted tax basis in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described under “—Sale, Exchange or Other Disposition of the Notes,” above.

Market Discount

If you acquire a note at a cost that is less than the “revised issue price,” the amount of such difference is treated as “market discount” for federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years until maturity (from the date of acquisition). The revised issue price of a note for these purposes should be equal to its issue price, increased by the amount of any OID that has accrued on the note and decreased (but not below zero) by any payments previously made on the note other than payments of qualified stated interest with respect to the note.

Under the market discount rules of the Code, you are required to treat any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the accrued market discount that has not been previously included in income. Thus, principal payments and payments received upon the sale or exchange of a note are treated as ordinary income to the extent of accrued market discount that has not been previously included in income. If you dispose of a note with market discount in certain otherwise nontaxable transactions, you may be required to include accrued market discount as ordinary income as if you had sold the note at its then fair market value. However, if you dispose of a note with market discount by converting the note into shares of common stock, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income when you dispose of the common stock.

In general, the amount of market discount that has accrued is determined on a ratable basis. You may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

With respect to notes with market discount, you may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or maintained to purchase or to carry the notes. You may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments that you acquire on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS.

Acquisition Premium

If you purchase a note for an amount that is less than or equal to the stated redemption price at maturity of the note but in excess of the note’s adjusted issue price, you generally will be permitted to reduce the daily portion of OID by an amount equal to the product of (x) the amount of such daily portion of OID and (y) a fraction, the numerator of which is the excess of your adjusted tax basis in the note immediately after your purchase over the adjusted issue price of the note, and the denominator of which is the aggregate amount of OID includible in income with respect to the note after the date on which such note is purchased. As an alternative to reducing the amount of OID otherwise includible in income by this fraction, you may elect to compute OID accruals by treating the purchase as a purchase at original issuance and applying the constant yield method described above.

Amortizable Bond Premium

If you purchase a note at a premium over its stated principal amount, plus accrued interest, such excess will constitute amortizable bond premium. In such case, you generally will not be required to include any OID in income. You may elect to amortize that premium (referred to as Section 171 premium) with a corresponding decrease in adjusted tax basis from the purchase date to the note’s maturity date under a constant yield method that reflects semiannual compounding based on the note’s payment period. Amortizable Section 171 premium, however, will not include any premium attributable to a note’s conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note’s purchase price over what the note’s fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. Under Treasury Regulations, the amount of amortizable Section 171 premium that you may deduct in any accrual period is limited to the amount by which your total interest inclusions on the note in prior accrual periods exceed the total amount treated as a Section 171 premium deduction in prior accrual periods. If any of the excess Section 171 premium is not deductible, that amount is carried forward to the next accrual period. The election to amortize Section 171 premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Election to Treat All Interest as OID

You may elect to include in gross income all interest that accrues on a note, including any stated interest, OID, market discount, de minimis OID, and de minimis market discount (as adjusted by amortizable bond premium and acquisition premium), by using the constant yield method described above under “Original Issue Discount.” Such an election for a note may be revoked only with the permission of the IRS, and you should consult your tax advisor before making such election.

Constructive Dividends

Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under “—Dividends”

below even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Dividends

Distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. With respect to non-corporate taxpayers for taxable years beginning before January 1, 2009, such dividends are generally taxed at the lower applicable capital gains rate provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction.

Sale, Exchange or Redemption of Common Stock

Upon the sale, exchange or redemption of our common stock, you generally will recognize capital gain or loss (except with respect to accrued market discount as described above) equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or redemption and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced rate of U.S. federal income tax. Your adjusted tax basis and holding period in common stock received upon a conversion of a note are determined as discussed above under “—Conversion of the Notes.” The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

We are required to furnish to the record holders of the notes and common stock, other than corporations and other exempt holders, and to the IRS, information with respect to interest (including OID) paid on the notes and dividends paid on the common stock.

You may be subject to backup withholding with respect to interest (including OID) paid on the notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the notes or shares of common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you:

•	fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	furnish an incorrect TIN;

•	are notified by the IRS that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Consequences to Non-U.S. Holders

The following is a summary of certain material U.S. federal income and estate tax consequences that will apply to you if you are a non-U.S. holder. For purposes of this discussion, a “non-U.S. holder” means a holder of notes that is not a U.S. holder.

In general, subject to the discussion below concerning backup withholding:

Interest

You will not be subject to the 30% U.S. federal withholding tax with respect to payments of interest (including OID) on the notes, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person;”

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)), or that you hold your notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders.

If you cannot satisfy the requirements described above, you will be subject to the 30% U.S. federal withholding tax with respect to payments of interest (including OID) on the notes, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business.

If you are engaged in a trade or business in the U.S. and interest (including OID) on a note is effectively connected with your conduct of that trade or business, you generally will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable U.S. income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S.

Sale, Exchange or Other Disposition of the Notes or Common Stock

Any gain realized by you on the sale, exchange or other disposition of a note (except with respect to accrued and unpaid interest, which would be taxable as described above) or a share of common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the U.S.;

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition and certain conditions are met; or

•	in the case of common stock, we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

If your gain is described in the first bullet point above, you generally will be subject to U.S. federal income tax on the net gain derived from the sale. If you are a corporation, then any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty). If you are an individual described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the U.S. Such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the notes or the common stock.

We do not believe that we are currently, and do not anticipate becoming, a U.S. real property holding corporation. Even if we were, or were to become, a U.S. real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, five percent or less of our common stock, provided that our common stock was regularly traded on an established securities market.

Conversion of the Notes

You generally will not recognize any income, gain or loss on the conversion of a note into common stock (except with respect to common stock received with respect to accrued interest, which would be taxable as described above). To the extent you receive cash in lieu of a fractional share upon conversion of a note, you generally would be subject to the rules described under “—Consequences to Non-U.S. Holders—Sale, Exchange or Other Disposition of the Notes or Common Stock” above.

Dividends

In general, dividends, if any, received by you with respect to our common stock (and any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the notes, see “—Consequences to U.S. Holders—Constructive Dividends” above) will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable U.S. income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the U.S. are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable U.S. income tax treaty.

In order to claim the benefit of a U.S. income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the U.S., you must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

U.S. Federal Estate Tax

A note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. If you are an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes), your common stock will be subject to U.S. estate tax, unless an applicable U.S. estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you, provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above under “—Consequences to Non-U.S. Holders—Interest.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or a share of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

VALIDITY OF THE SECURITIES

Certain legal matters relating to the validity of the notes and the shares of common stock offered for resale hereby will be passed upon for us by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

Our consolidated balance sheets as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting. The audit report dated January 26, 2004 contains an explanatory paragraph that refers to the Company’s adoption of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring to another document we have filed with the Securities and Exchange Commission. This prospectus incorporates by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings from the date of this prospectus to the end of the offering of the notes under this prospectus. The information incorporated by reference is deemed to be part of this prospectus, except that any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

•	Our Annual Report on Form 10-K (including information specifically incorporated by reference into our Form 10-K from our 2003 Annual Report to Stockholders and Proxy Statement for our 2004 Annual Meeting of Stockholders) for our fiscal year ended December 31, 2003.

•	Our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2004.

•	Our Current Report on Form 8-K, dated April 23, 2004.

You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

235 Second Street

San Francisco, CA 94105

Attention: Investor Relations

Phone: (415) 344-2000

Our periodic and current reports are available, free of charge, on our website, http://www.cnetnetworks.com, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

$125,000,000

CNET Networks, Inc.

0.75% Convertible Senior Notes Due 2024

Shares of Common Stock Issuable upon Conversion of the Notes

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by the registrant in connection with the registration for resale of the 0.75% convertible senior notes due 2024. All of the amounts shown are estimates except the Securities and Exchange Commission (the “Commission”) registration fee.

Amount
Commission Registration Fee	$15,838
*Costs of Printing	30,000
*Legal Fees and Expenses	150,000
*Accounting Fees and Expenses	75,000
*Miscellaneous Expenses	4,162

*Total	$275,000

*	Estimated

ITEM 15.	LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are a Delaware corporation. Section 102(b)(7) of the General Corporation Law of the State of Delaware (“Delaware Corporation Law”) enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware Corporation Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.

Section 145(a) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

We provide indemnity insurance pursuant to which officers and directors are indemnified or insured against liability or loss under certain circumstances which may include liabilities or related loss under the Securities Act and the Exchange Act.

Our bylaws and certificate of incorporation provide for the mandatory indemnification of our directors, officers, and to the extent authorized by the board of directors, employees and other agents, to the maximum extent permitted by the Delaware Corporation Law, and we have entered into agreements with our officers, directors and certain key employees implementing such indemnification.

ITEM 16.	INDEX TO EXHIBITS.

Number	Exhibit

4.1	Indenture, dated as of April 27, 2004 including Form of 0.75% Convertible Senior Note Due 2024 (incorporated by reference from Exhibit 4.1 to CNET’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

4.2	Registration Rights Agreement, dated as of April 27, 2004 (incorporated by reference from Exhibit 10.1 to CNET’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

5.1	Opinion of Latham & Watkins LLP.

12.1	Statement of Computation of Ratios.

23.1	Consent of KPMG LLP.

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1	Power of Attorney (incorporated by reference from the signature page to the Registration Statement).

25.1	Statement of Eligibility and Qualification on Form T-1 of Wells Fargo Bank, National Association, as Trustee for the 0.75% Convertible Senior Notes Due 2024.

ITEM 17.	UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California on this 17th day of May, 2004.

CNET NETWORKS, INC.

By:	/s/ DOUGLAS N. WOODRUM

Douglas N. Woodrum Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Shelby W. Bonnie and Douglas N. Woodrum, and each of them, with full power of substitution and full power to act without the other, such person’s true and lawful attorney-in-fact and agent to act for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any related registration statement filed pursuant to Rule 462(b) under the Securities Act, and to file this registration statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 17, 2004.

Signature	Title

/s/ SHELBY W. BONNIE	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

Shelby W. Bonnie

/s/ DOUGLAS N. WOODRUM	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Douglas N. Woodrum

/s/ DAVID P. OVERMYER	Senior Vice President, Finance and Administration (Principal Accounting Officer)

David P. Overmyer

/s/ JOHN C. COLLIGAN	Director

John C. Colligan

/s/ MITCHELL KERTZMAN	Director

Mitchell Kertzman

/s/ JARL MOHN	Director

Jarl Mohn

/s/ ERIC ROBISON	Director

Eric Robison

/s/ BETSY NELSON	Director

Betsy Nelson

EXHIBIT INDEX

Number	Exhibit

4.1	Indenture, dated as of April 27, 2004 including Form of 0.75% Convertible Senior Note Due 2024 (incorporated by reference from Exhibit 4.1 to CNET’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

4.2	Registration Rights Agreement, dated as of April 27, 2004 (incorporated by reference from Exhibit 10.1 to CNET’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

5.1	Opinion of Latham & Watkins LLP.

12.1	Statement of Computation of Ratios.

23.1	Consent of KPMG LLP.

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1	Power of Attorney (incorporated by reference from the signature page to the Registration Statement).

25.1	Statement of Eligibility and Qualification on Form T-1 of Wells Fargo Bank, National Association, as Trustee for the 0.75% Convertible Senior Notes Due 2024.